Exhibit (a)(5)(vi)

One Amgen Center Drive Thousand Oaks, CA 91320-1799 Telephone 805-447-1000 www.Amgen.com

News Release

Amgen Successfully Completes Onyx

Pharmaceuticals Tender Offer

Acquisition Expected to Close Today

Deal Valued at $9.7 Billion

THOUSAND OAKS, Calif. (Oct. 1, 2013) – Amgen (NASDAQ:AMGN) today announced that it has successfully completed its previously announced tender offer to purchase all outstanding shares of common stock of Onyx Pharmaceuticals, Inc. (NASDAQ:ONXX) for $125 per share in cash. As announced on Aug. 25, the purchase price is $9.7 billion net of estimated Onyx cash. The tender offer expired at 12:00 midnight New York City time on Oct. 1, 2013. Amgen expects to complete the acquisition of Onyx later today through a merger under Section 251(h) of the General Corporation Law of the State of Delaware.

“Amgen’s acquisition of Onyx fits perfectly with our commitment to advancing medicines for cancer patients around the world,” said Robert A. Bradway, chairman and chief executive officer of Amgen. “We look forward to working together with the talented staff at Onyx to make the most of our exciting oncology portfolio and pipeline.”

As of the expiration of the tender offer, approximately 57,698,132 shares were validly tendered and not withdrawn in the tender offer, representing approximately 78.5 percent of Onyx’s outstanding shares, according to the depositary for the tender offer. The condition to the tender offer that a majority of Onyx’s outstanding shares on a fully-diluted basis be validly tendered and not withdrawn has been satisfied. As a result, Amgen has accepted for payment and will promptly pay for all validly tendered shares.

As a result of the merger planned to be effected later today, all remaining eligible Onyx shares will be converted into the right to receive $125 per share in cash, without interest and less any applicable withholding taxes, the same price that was paid in the tender offer (eligible shares exclude those for which holders properly demanded appraisal under Delaware law and those held by Amgen or Onyx or their respective wholly owned subsidiaries). Following completion of the merger, Onyx shares will cease to be traded on the NASDAQ Global Market, which is expected to take effect later today.

AMGEN SUCCESSFULLY COMPLETES ONYX PHARMACEUTICALS TENDER OFFER

About Amgen

Amgen is committed to unlocking the potential of biology for patients suffering from serious illnesses by discovering, developing, manufacturing and delivering innovative human therapeutics. This approach begins by using tools like advanced human genetics to unravel the complexities of disease and understand the fundamentals of human biology.

Amgen focuses on areas of high unmet medical need and leverages its biologics manufacturing expertise to strive for solutions that improve health outcomes and dramatically improve people’s lives. A biotechnology pioneer since 1980, Amgen has grown to be the world’s largest independent biotechnology company, has reached millions of patients around the world and is developing a pipeline of medicines with breakaway potential.

For more information, visit www.amgen.com and follow us on www.twitter.com/amgen.

Forward Looking Statements

This news release contains forward-looking statements that are based on Amgen’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements about the planned completion of the tender offer and the merger, estimates of revenues, operating margins, capital expenditures, cash, other financial metrics, expected legal, arbitration, political, regulatory or clinical results or practices, customer and prescriber patterns or practices, reimbursement activities and outcomes and other such estimates and results. Forward-looking statements involve significant risks and uncertainties, including those discussed below and more fully described in the Securities and Exchange Commission (SEC) reports filed by Amgen, including Amgen’s most recent annual report on Form 10-K and any subsequent periodic reports on Form 10-Q and Form 8-K. Please refer to Amgen’s most recent Forms 10-K, 10-Q and 8-K for additional information on the uncertainties and risk factors related to Amgen’s business. Unless otherwise noted, Amgen is providing this information as of Oct. 1, 2013, and expressly disclaims any duty to update information contained in this news release.

No forward-looking statement can be guaranteed and actual results may differ materially from those Amgen projects. Risks and uncertainties include whether the proposed transaction described in this press release can be completed in a timely manner, and whether the anticipated benefits of the proposed transaction can be achieved. Discovery or identification of new product candidates or development of new indications for existing products cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate or development of a new indication for an existing product will be successful and become a commercial product. Further, preclinical results do not guarantee safe and effective performance of product candidates in humans. The complexity of the human body cannot be perfectly, or sometimes, even adequately modeled by computer or cell culture systems or animal models. The length of time that it takes for Amgen to complete clinical trials and obtain regulatory approval for product marketing has in the past varied and Amgen expects similar variability in the future. Amgen develops product candidates internally and through licensing collaborations, partnerships, joint ventures and acquisitions. Product candidates that are derived from relationships or acquisitions may be subject to disputes between the parties or may prove to be not as effective or as safe as Amgen may have believed at the time of entering into such relationship. Also, Amgen or others could identify

AMGEN SUCCESSFULLY COMPLETES ONYX PHARMACEUTICALS TENDER OFFER

safety, side effects or manufacturing problems with Amgen’s products after they are on the market. Amgen’s business may be impacted by government investigations, litigation and product liability claims. If Amgen fails to meet the compliance obligations in the corporate integrity agreement between Amgen and the U.S. government, it could become subject to significant sanctions. Amgen depends on third parties for a significant portion of its manufacturing capacity for the supply of certain of its current and future products and limits on supply may constrain sales of certain of its current products and product candidate development.

In addition, sales of Amgen’s products are affected by the reimbursement policies imposed by third-party payers, including governments, private insurance plans and managed care providers and may be affected by regulatory, clinical and guideline developments and domestic and international trends toward managed care and healthcare cost containment as well as U.S. legislation affecting pharmaceutical pricing and reimbursement. Government and others’ regulations and reimbursement policies may affect the development, usage and pricing of Amgen’s products. In addition, Amgen competes with other companies with respect to some of its marketed products as well as for the discovery and development of new products. Amgen believes that some of its newer products, product candidates or new indications for existing products, may face competition when and as they are approved and marketed. Amgen’s products may compete against products that have lower prices, established reimbursement, superior performance, are easier to administer, or that are otherwise competitive with its products. In addition, while Amgen routinely obtains patents for its products and technology, the protection offered by its patents and patent applications may be challenged, invalidated or circumvented by its competitors and there can be no guarantee of Amgen’s ability to obtain or maintain patent protection for its products or product candidates. Amgen cannot guarantee that it will be able to produce commercially successful products or maintain the commercial success of its existing products. Amgen’s stock price may be affected by actual or perceived market opportunity, competitive position, and success or failure of its products or product candidates. Further, the discovery of significant problems with a product similar to one of Amgen’s products that implicate an entire class of products could have a material adverse effect on sales of the affected products and on Amgen’s business and results of operations.

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CONTACT: Amgen, Thousand Oaks

Christine Regan, 805-447-5476 (media)

Arvind Sood, 805-447-1060 (investors)